UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CYANOTECH CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

232437301

(CUSIP Number)

Jole Deal, Vice President-Finance & Administration and CFO;

73-4460 Queen Kaahumanu Hwy #102, Kailua-Kona, HI 96740

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 232437301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Brent D. Bailey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions)

IN

EXPLANATORY NOTE

Brent D. Bailey serves as a director and as the President and Chief Executive Officer of Cyanotech Corporation (the “Issuer”). Contemporaneously with the commencement of his employment with Issuer effective January 11, 2011, Mr. Bailey acquired beneficial ownership of the Issuer’s common stock, par value of $0.02 per share (the “Common Stock”), through stock option grants to purchase shares equivalent to approximately 13.5% of the Issuer’s outstanding common stock, which stock options vest annually twelve months after each of his first seven years of employment with the Issuer. On January 11, 2015, in connection with the annual 2015 vesting of his stock options, Mr. Bailey’s beneficial ownership of the Common Stock, as calculated pursuant to Rule 13d-3, reached 6.9%, exceeding 5.0% for the first time. As a result, Mr. Bailey became subject to the filing requirements of Regulation 13D-G at that time.

Due to his service as both director and executive officer of the Issuer, Mr. Bailey’s beneficial ownership of the Common Stock has been reported in each of the Issuer’s definitive proxy statements filed with the Securities and Exchange Commission (the “SEC”) since November 2010. In addition, filings pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Act”) have been made on behalf of Mr. Bailey since November 2010 as a result of his appointment as director at that time.

Unless otherwise stated, the number of shares beneficially owned by Mr. Bailey is reported in this form as of January 11, 2015.

ITEM 1.     SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.02 per share, of Cyanotech Corporation, the principal executive offices of which are located at 73-4460 Queen Kaahumanu Hwy #102, Kailua-Kona, Hawaii 96740.

ITEM 2.     IDENTITY AND BACKGROUND

(a) – (c)     This Schedule 13D is being filed on behalf of Brent D. Bailey. Mr. Bailey serves as a director and as President and Chief Executive Officer of the Issuer. The business address of Mr. Bailey and the Issuer is 73-4460 Queen Kaahumanu Hwy #102, Kailua-Kona, Hawaii 96740.

(d) – (e)     During the last five years, Mr. Bailey has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Bailey is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Any stock purchases and stock option exercises by Mr. Bailey are expected to require personal accumulated or borrowed funds or cashless exercises of his stock options.

Upon commencement of employment with the Issuer, Mr. Bailey began to accumulate beneficial ownership of the Common Stock as set forth in a Letter Agreement of Employment stating terms of employment dated November 5, 2010 with employment effective January 11, 2011 (the “Letter Agreement”). Under the terms of the Letter Agreement Mr. Bailey was granted 81,000 stock options on each of January 11, 2012 and January 11, 2013, 108,000 stock options on each of January 11, 2014 and January 11, 2015. Further under the terms of the Letter Agreement, Mr. Bailey will be granted additional stock options so long as he remains employed with Issuer under the terms of the Letter Agreement as follows: (i) 108,000 stock options on each of January 11, 2016 and January 11, 2017 and (ii) 133,916 stock options on January 11, 2018.

ITEM 4.     PURPOSE OF TRANSACTION

All Issuer securities beneficially owned by Mr. Bailey were granted to him as compensation for his service to the Issuer and are held for investment purposes. Mr. Bailey expects to continuously review his investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of the Common Stock, prevailing market conditions and such other considerations as Mr. Bailey deems relevant, may at any time or from time to time, and subject to any required regulatory approvals or contractual restrictions, acquire Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. As noted above, Mr. Bailey serves as director and as President and Chief Executive Officer of the Issuer. Mr. Bailey may from time to time hold additional Common Stock, stock options, restricted stock and/or other equity awards to acquire additional shares of Common Stock granted to him as compensation for his service to the Issuer.

Additionally, Mr. Bailey may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of some or all of any Common Stock or other securities acquired depending on various factors, including but not limited to, the prices of the shares, and prevailing market conditions, as well as liquidity and diversification objectives.

Mr. Bailey may from time to time discuss with the Issuer’s management, directors and other stockholders, the Issuer’s performance, business, strategic directors, prospects and management, as well as various ways of maximizing stockholder value. Mr. Bailey may participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to any shares of Common Stock that he may acquire. In addition, as discussed above, Mr. Bailey serves as director and as President and Chief Executive Officer. As a result, Mr. Bailey may, in the ordinary course or otherwise, take actions to influence the management, business and affairs of the Issuer.

Except as otherwise indicated herein, Mr. Bailey, as stockholder of the Issuer, has no plan or proposal that relates to or would result in any of the transactions or other matters specified in items (a) through (j) of Item 4 of Schedule 13D. However, Mr. Bailey may, at any time, and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, Mr. Bailey, in his capacities as director, President and Chief Executive Officer of the Issuer, intends to consider such matters and take such actions as he deems to be in the best interest of the Issuer, which matters and actions could potentially from time to time involve items referenced in the first sentence of this paragraph.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)     As of close of business on January 11, 2015, Mr. Bailey beneficially owns 727,916 Common Stock Options, which represents approximately 6.9% of those issued and outstanding Common Stock of the Issuer. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares that Mr. Bailey has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security. Shares of Common Stock subject to options, warrants or other rights that are exercisable or convertible within 60 days after the applicable date are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, warrants or other rights.

(b)     As Mr. Bailey has not yet exercised any of the aforementioned stock options, nobody holds the voting power with respect to such stock options.

(c)     Mr. Bailey has not effected any transaction with respect to any Issuer securities in the past 60 days.

(d)     No one other than Mr. Bailey has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the best of knowledge of Mr. Bailey, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Bailey and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2015

Date

/s/ Brent D. Bailey

Signature

Brent D. Bailey / Director President and Chief Executive Officer

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)